Exhibit 99.2

EASTERN VIRGINIA BANKSHARES, INC.

P. O. Box 1455

330 Hospital Road

Tappahannock, Virginia 22560

LETTER TO SHAREHOLDERS WHO ARE RECORD HOLDERS

EASTERN VIRGINIA BANKSHARES, INC.

1,098,901 Shares of Common Stock

Offered Pursuant to Rights Distributed to Record Shareholders of

Eastern Virginia Bankshares, Inc.

Dear Shareholder:

This notice is being distributed by Eastern Virginia Bankshares, Inc. (the “Company”) to all holders of record (the “Record Holders”) of shares of its common stock, par value $2.00 per share (the “Common Stock”), at 5:00 p.m., Eastern time, on May 3, 2013 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights are described in the Company’s Prospectus, dated May [    ], 2013 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 1,098,901 shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus. The Rights will expire, if not exercised, at 5:00 p.m., Eastern time, on Friday, June 14, 2013, unless extended by the Board of Directors of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, each Record Holder will receive one Right for every share of Common Stock owned of record as of 5:00 p.m., Eastern time, on the Record Date.

Each Right allows the holder thereof to subscribe for 0.181051448 of a share of Common Stock (the “Basic Subscription Right”) at the cash price of $4.55 per whole share (the “Subscription Price”), subject to the Company’s right to limit the beneficial ownership of any individual shareholder to no more than 4.9% (unless such shareholder’s beneficial ownership exceeded 4.9% on the Record Date for the Rights Offering) (the “4.9% Rights Offering Restriction”). Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering. Instead, fractional shares resulting from the exercise of the Basic Subscription Right will be eliminated by rounding down to the nearest whole share. As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,000 Rights pursuant to your Basic Subscription Right that would entitle you to purchase 181 shares of common stock (181.051448 rounded down to the nearest whole share) at the Subscription Price of $4.55 per whole share, subject to the 4.9% Rights Offering Restriction.

A holder of Rights may exercise all or a portion of the Basic Subscription Right, subject to the 4.9% Rights Offering Restriction, or may choose not to exercise any of the Basic Subscription Right. However, if a holder of Rights does not fully exercise the Basic Subscription Right, such holder will not be entitled to purchase Excess Shares (as defined below) under the Over-subscription Privilege (as defined below).

In addition to the Basic Subscription Right, each holder of Rights who exercises his Basic Subscription Right in full will be eligible, subject to the 4.9% Rights Offering Restriction, to subscribe (the “Over-subscription Privilege”) at the same Subscription Price of $4.55 per whole share for additional shares of Common Stock if any Underlying Shares are not purchased by other holders of Rights under their Basic Subscription Rights as of the Expiration Date (the “Excess Shares”). Each holder of Rights may exercise his Over-subscription Privilege only if he exercised his Basic Subscription Right in full and other holders of Rights do not exercise their Basic Subscription Rights in full. If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-subscription Privilege, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-subscription Privileges in proportion to the number of shares of Common Stock owned by such Right holder on the Record Date, relative to the number of shares of Common Stock owned on the Record Date by all Right holders exercising their Over-subscription Privilege, subject to the 4.9% Rights Offering Restriction. If this pro rata allocation results in any person receiving a greater number of Excess Shares than the person subscribed for pursuant to the exercise of the Over-subscription Privilege, then such person will be allocated only that number of Excess Shares for which the person over-subscribed, subject to the 4.9% Rights Offering Restriction, and the remaining Excess Shares will be re-allocated among all other persons exercising the Over-subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Excess Shares have been allocated.

For the purposes of determining their eligibility for the Over-subscription Privilege, holders will be deemed to have exercised their Rights under the Basic Subscription Right in full if they subscribe for the maximum number of whole Underlying Shares available under their Basic Subscription Right. See “The Rights Offering—The Subscription Rights” in the Prospectus.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy pursuant to the exercise of the Basic Subscription Right and the Over-subscription Privilege to Registrar and Transfer Company (the “Subscription Agent”) by no later than 5:00 p.m., Eastern time, on the Expiration Date. Any excess subscription payment that you may pay to the Subscription Agent in the Rights Offering will be returned to you by the Subscription Agent, without interest or penalty, as soon as practicable following the completion of the Rights Offering.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). The back of the Rights Certificate contains the exercise form for participating in the Rights Offering. If not exercised, your Subscription Rights Certificate will cease to have any value when the Rights Offering expires.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Eastern Virginia Bankshares, Inc. Subscription Rights Certificates; and

4.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. To exercise your Rights, you must deliver your properly completed and executed Subscription Rights Certificate, together with your payment in full of the total subscription amount that is required for all of the shares that you intend to subscribe for pursuant to the Basic Subscription Right and the Over-subscription Privilege, to the Subscription Agent as described further in the Prospectus. Do not send the Subscription Rights Certificate or payment to the Company. Your properly completed and executed Subscription Rights Certificate accompanied by full payment of your total subscription amount must be received by the Subscription Agent, and your payment must clear, by no later than 5:00 p.m., Eastern time, on the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights (unless we are required by law to permit revocation). Any Rights that are not exercised prior to 5:00 p.m., Eastern time, on the Expiration Date will expire without value and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained by contacting the Information Agent, Eagle Rock Proxy Advisors, LLC, by calling (888) 669-2032 toll-free. You may also contact our information agent if you have any questions about the Rights Offering or require any assistance in exercising your Rights.

Very truly yours,

EASTERN VIRGINIA BANKSHARES, INC.

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